Exhibit 99.1

Century 21 China Real Estate to Report Fourth Quarter 2014 Financial Results on

March 11, 2015

BEIJING, March 2, 2015 /PRNewswire-Asia-FirstCall/ — IFM Investments Limited (OTC: CTCLY) (“Century 21 China Real Estate”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that it will report its unaudited financial results for the fourth quarter ended December 31, 2014 before the U.S. markets open on March 11, 2015.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTCLY”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTCLY primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTCLY has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTCLY, currently trade on the OTC Marketplaces under the symbol “CTCLY”. For more information about CTCLY, please visit http://www.century21cn.com/english.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com